Exhibit 99.2

ELAN CORPORATION, PLC AND SUBSIDIARIES UNAUDITED PRO FORMA
CAPITALIZATION AND INDEBTEDNESS

On February 6, 2013, Elan Corporation, plc announced that it and certain of its subsidiaries had entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Biogen Idec International Ltd. (“Biogen International”), an affiliate of Biogen Idec, Inc., pursuant to which we agreed to transfer to Biogen International all of our interest in the intellectual property and other assets related to the development, manufacturing and commercialization of Tysabri and other products licensed under our existing collaboration agreement to Biogen Idec, Inc. and its affiliates (we refer to this transaction as the “Tysabri Transaction”).  Upon the closing of the Tysabri Transaction, our existing collaboration agreement will terminate and Biogen International will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialization of Tysabri.  Under the terms of the Asset Purchase Agreement, Biogen International will make a payment of $3.25 billion to us at closing and we will receive royalties on global net sales of Tysabri.  During the first 12 months following the closing, we will receive a royalty of 12% on all global net sales of Tysabri.  Thereafter, we will receive a royalty of 18% on annual global net sales of Tysabri up to and including $2.0 billion and a royalty of 25% on annual global net sales above $2 billion.    For additional information regarding the Tysabri Transaction, please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Annual Report”), filed with the Securities and Exchange Commission on February 12, 2013.

On March 8, 2013, we provided an update on the Tysabri Transaction. The two material closing conditions in connection with the Tysabri Transaction are the review process under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”) in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on March 8, 2013. This followed the clearance on March 6, 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, closing is expected to occur in the coming weeks.

On January 31, 2013, we announced that we had agreed to sell 7.75 million ordinary shares of Alkermes plc, constituting our entire remaining equity interest in Alkermes plc (we refer to this transaction as the “Alkermes Shares Transaction”).  Upon the closing of the Alkermes Shares Transaction, which occurred on February 6, 2013, we received net sale proceeds of $169.7 million. For additional information regarding the Alkermes Shares Transaction, please refer to our Annual Report.

On March 8, 2013, we announced details of our proposed $1.0 billion share repurchase program (“Share Repurchase”) to be implemented following the close of the Tysabri Transaction. The Share Repurchase will be effected through a tender offer, to be commenced on March 11, 2013, by way of a “Dutch Auction”. The price range will be $11.25 to $13.00. Pursuant to the tender offer, we will purchase tendered shares at the lowest price possible that will enable us to purchase up to the aggregate repurchase amount of $1.0 billion. All shares purchased in the tender offer will be purchased at the same price, even if the shareholder tendered at a lower price.  In the event that the Share Repurchase is over-subscribed, we will purchase less than all of the shares that are tendered at or below the purchase price on a pro rata basis.  Both American Depositary Shareholders and Ordinary shareholders will be able to participate in the Share Repurchase.

In October 2012, we completed the offering of $600.0 million of the 6.25% Senior Fixed Rate Notes due 2019 (the “6.25% Notes”) pursuant to an Indenture, dated as of October 1, 2012, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto, BNY Mellon Corporate Trustee Services Limited, as Trustee (the “Trustee”), and the Bank of New York Mellon, as Registrar and Paying Agent (the “Indenture”).  Pursuant to the Indenture, we are subject to certain covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions, including the consummation of the Share Repurchase.  Prior to the consummation of the Share Repurchase, we intend to redeem all of our outstanding 6.25% Notes and legally satisfy and discharge the Indenture  by, among other things, irrevocably depositing with the Trustee, in trust for the benefit of the holders of the 6.25% Notes, an amount sufficient to pay the principal, premium and interest on the 6.25% Notes on the redemption date, in each case in accordance with the terms of the Indenture (the “Debt Redemption”).

The following unaudited pro forma capitalization and indebtedness table at December 31, 2012 has been prepared to illustrate the effects of the Tysabri Transaction, the Alkermes Shares Transaction, the Debt Redemption and the Share Repurchase, as if they had occurred on December 31, 2012. The table sets forth our cash and cash equivalents and capitalization as of December 31, 2012:

●	on an actual basis; and

●	on a pro forma basis to give effect to (i) the Tysabri Transaction; (ii) the Alkermes Shares Transaction; (iii) the Debt Redemption; and (iv) the Share Repurchase.

The unaudited pro forma capitalization and indebtedness table reflects pro forma adjustments that are described in the accompanying notes and are based on currently available information and certain assumptions we believe are reasonable.  The unaudited pro forma capitalization and indebtedness table has been derived from, and should be read in conjunction with, the historical consolidated financial statements and related notes thereto and the information included in “Operating and Financial Review and Prospects” in our Annual Report.

The unaudited pro forma capitalization and indebtedness table is presented for informational purposes only and should not be considered indicative of our actual cash and cash equivalents and capitalization had the Tysabri Transaction, the Alkermes Shares Transaction, the Debt Redemption or the Share Repurchase been completed on the date indicated above, and do not purport to be indicative of our cash and cash equivalents and capitalization for any future period.

	Actual	Pro Forma

Cash and cash equivalents	$431.3	$2,101.2	(1)
Debt, including current maturities:
6.25% Notes	600.0	—
Total debt	$600.0	$—
Shareholders’ equity	618.2	2,064.0	(2)
Total capitalization	$1,218.2	$2,064.0
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Notes:

(1)
Cash and cash equivalents, on a pro forma basis to give effect to the Tysabri Transaction, the Alkermes Shares Transaction, the Debt Redemption and the Share Repurchase, reflect (i) an increase of $3,234.9 million, representing the upfront payment of $3.25 billion that will be paid by Biogen International to us upon consummation of the Tysabri Transaction in accordance with the terms of the Tysabri Transaction, plus $24.9 million relating to inventory that is expected to be transferred to Biogen International upon closing of the Tysabri Transaction (estimated based on the carrying amount of Tysabri inventory included in held for sale assets as of December 31, 2012), less estimated transaction costs of $40.0 million; (ii) an increase of $169.7 million, representing the net cash proceeds from the sale of our remaining 7.75 million ordinary shares of Alkermes plc; (iii) the repayment of the $600.0 million of aggregate principal amount of the 6.25% Notes due 2019, the payment of a make-whole redemption premium of $115.4 million, accrued interest of $9.3 million and estimated transaction costs of $5.0 million; and (iv) the aggregate repurchase amount of $1.0 billion in connection with the Share Repurchase, and estimated associated transaction costs of $5.0 million.

(2)
Shareholders’ equity, on a pro forma basis to give effect to the Tysabri Transaction, the Alkermes Shares Transaction, the Debt Redemption and the Share Repurchase, includes the following non-recurring items: (i) the estimated net gain after tax on divestment of the Tysabri business as a result of the Tysabri Transaction of $2,514.8 million (comprised of the upfront payment of $3.25 billion, plus $24.9 million relating to inventory that is expected to be transferred to Biogen International upon closing of the Tysabri Transaction (estimated based on the carrying amount of Tysabri inventory included in held for sale assets as of December 31, 2012), less estimated transaction costs of $40.0 million, less the write-off of the Tysabri assets classified as assets held for sale of $220.1 million as of December 31, 2012, and less estimated tax of approximately $500 million); (ii) a credit to additional paid-in capital, in connection with the Tysabri Transaction, of approximately $42.0 million relating to the recognition of tax windfalls associated with equity awards for which we had recorded no income statement expense; and (iii) a gain on disposal of the 7.75 million ordinary shares of Alkermes plc of approximately $26.2 million (comprised of net cash proceeds of $169.7 million, less the carrying amount of $143.5 million as of December 31, 2012, of the 7.75 million ordinary shares). The total realized gain on disposal of the 7.75 million of Alkermes plc of ordinary shares is expected to be $43.2 million, which includes a previously unrealized gain of $17.0 million related to the 7.75 million ordinary shares that was included in actual shareholders’ equity as of December 31, 2012; (iv) a debt retirement charge of $135.2 million comprised of a make-whole redemption premium of $115.4 million, estimated transaction costs of $5.0 million, and the write-off of deferred transaction costs related to the 6.25% Notes of $11.8 million; and (v) a reduction in shareholders’ equity of $1,000.5 million (comprised of the aggregate repurchase amount of $1.0 billion and estimated transaction costs of $5.0 million) as a result of the the repurchase and cancellation of Elan Corporation, plc Ordinary Shares as part of the Share Repurchase.